SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (Amendment No. 1)

                               Capital Trust, Inc.
                               -------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 Per Share
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    14052H100
                                 --------------
                                 (CUSIP Number)

                                  Joseph Macnow
                               Vornado Realty L.P.
                             Park 80 West, Plaza II
                         Saddle Brook, New Jersey 07663
                                 (201) 587-1000
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 2000
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
                       Schedule because of Rule 13d-1(e),
               13d-1(f), or 13d-1(g), check the following box [__]


                              (Page 1 of 13 Pages)
                        Exhibit Index Appears on Page 12

CUSIP No.   14052H100                13D                      Page 2 of 13 Pages
         ----------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



    Vornado Realty L.P.      I.R.S. Identification No.:  22-3506990
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [   ]
                                                                       (b) [ X ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [___]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
7.  SOLE VOTING POWER
                        4,273,424 (1)
                  --------------------------------------------------------------
   NUMBER OF        8.  SHARED VOTING POWER
    SHARES
  BENEFICIALLY               0
                  --------------------------------------------------------------
    OWNED           9.  SOLE DISPOSITIVE POWER
    BY EACH
   REPORTING            4,273,424 (1)
                  --------------------------------------------------------------
    PERSON         10.  SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,273,424 (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [___]
     CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9% (1)(2)(3)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

(1) Consists of 4,273,424 shares which Vornado Realty L.P. currently has the right to acquire upon conversion of securities held by it, as more fully described in Item 4 herein.

(2) Assuming issuance of an additional 4,273,424 shares upon conversion by Vornado Realty L.P.

(3) Based upon 21,058,228 shares outstanding, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2000.

CUSIP No.   14052H100                13D                      Page 3 of 13 Pages
         ----------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Capital Trust, Inc., a Maryland corporation (the "Issuer"), which has its principal executive offices at 605 Third Avenue, 26th Floor, New York, NY 10016. The Issuer is the successor to Capital Trust, a California statutory business trust (the "Predecessor").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a-c) and (f). This Statement is being filed by Vornado Realty L.P., a Delaware limited partnership ("VRLP"). The managing general partner of VRLP is Vornado Realty Trust, a Maryland real estate investment trust (the "Trust"). Additional information concerning the Trust is set forth in Appendix A hereto.

         The Trust is a fully integrated equity real estate investment trust. The Trust conducts its business through, and substantially all of its interests in properties are held by, VRLP. The business address of each of VRLP and the Trust is Park 80 West, Plaza II, Saddle Brook, New Jersey 07663.

         (d) and (e). Neither VRLP nor the Trust, and to the best knowledge of VRLP and the Trust none of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Unless otherwise noted, all of the persons listed in Appendix A are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 28, 1998, pursuant to the Preferred Securities Purchase Agreement described in Item 4 below, VRLP acquired 50,000 8.25% Step Up Convertible Trust Preferred Securities (Liquidation Amount $1,000 per Security) (the "Original Preferred Securities") of CT Convertible Trust I, a Delaware statutory business trust whose common securities were then owned solely by the Predecessor ("CT Trust"). The Original Preferred Securities were convertible into the Predecessor's common shares of beneficial interest. On January 28, 1999, the Predecessor merged with and into the Issuer and the Issuer was the survivor. Thereafter, the Original Preferred Securities were convertible into shares of Common Stock and the Issuer became the sole owner of the common securities of CT Trust.

         The aggregate amount of funds used in acquiring the Original Preferred Securities was $48,500,000. All funds used in acquiring the Original Preferred Securities were obtained from the working capital of VRLP.

         On May 15, 2000 VRLP executed a Modification Agreement, dated as of May 10, 2000 (the "Modification Agreement"), among CT Trust, the Issuer, VRLP, EOP Operating Limited Partnership and

CUSIP No.   14052H100                13D                      Page 4 of 13 Pages
         ----------------

Mellon Bank N.A., as trustee for certain pension trusts of General Motors (collectively, the "Investors"), which required VRLP and the Investors to exchange the Original Preferred Securities for new Preferred Securities of the Trust. Accordingly, VRLP exchanged its 50,000 of Original Preferred Securities for 50,000 Variable Rate Step Up Convertible Trust Preferred Securities (Liquidation Amount $1,000 Per Security (the "New Preferred Securities").

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to the Preferred Securities Purchase Agreement among the Predecessor, CT Trust, VRLP and each of the Investors, CT Trust sold an aggregate of $150 million (in liquidation amount) of its Original Preferred Securities to the Investors, including $50 million (in liquidation amount) of Original Preferred Securities to VRLP. Immediately following the sale of the Original Preferred Securities, CT Trust transferred the net proceeds from such sale, and the sale of its common securities, to the Predecessor in exchange for $154,650,000 of the Predecessor's 8.25% Step Up Convertible Junior Subordinated Debentures (the "Original Debentures"). Pursuant to the merger of the Issuer and the Predecessor, the Issuer assumed the Predecessor's obligations under the Original Debentures. Pursuant to the transactions contemplated by the Modification Agreement, the Original Debentures were exchanged for new debentures (the "New Debentures") of which a portion is convertible into Common Stock of the Issuer.

         In accordance with the terms of the Modification Agreement, each $1,000 liquidation amount of Original Preferred Securities was exchanged for $1,000 liquidation amount of New Preferred Securities, of which $598.28 in liquidation amount may be converted into a like principal amount of the Issuer's Variable Rate Step Up Convertible Debentures (the "Convertible Debentures") and $401.72 in liquidation amount may be converted into a like principal amount of the Issuer's Variable Rate Step Up Non-Convertible Debentures (the "Non-Convertible Debentures"). Accordingly, following the consummation of the transactions contemplated by the Modification Agreement, VRLP holds 50,000 New Preferred Securities, of which $29,914,000 of liquidation amount (the "Convertible Amount") may be converted into a like amount of the Issuer's Convertible Debentures and $20,086,000 may be converted into a like amount of the Issuer's Non-Convertible Debentures.

         The Convertible Amount of the New Preferred Securities is convertible into Common Stock of the Issuer as follows: each $1,000 Convertible Amount of New Preferred Securities may be converted into $1,000 principal amount of Convertible Debentures, and the Convertible Debentures are immediately convertible into Common Stock at an initial rate of 142.857 shares per $1,000 principal amount of Convertible Debentures, subject to adjustment to prevent dilution. In this manner, VRLP may currently convert its $29.914 million (in liquidation amount) of New Preferred Securities into 4,273,424 shares of the Issuer's Common Stock. Because VRLP has the right to acquire the 4,273,424 shares of Common Stock within 60 days, VRLP is deemed to be the beneficial owner of those shares of Common Stock pursuant to Rule 13d-3(d)(i), promulgated under the Securities Exchange Act of 1934, as amended.

         VRLP plans to hold the New Preferred Securities, any Debentures issued with respect thereto, and any Common Stock acquired upon the conversion of Convertible Debentures and Convertible Amount of New Preferred Securities, as an investment. VRLP intends to continue to review its investment in the New Preferred Securities and, from time to time depending upon certain factors, may determine to acquire through conversion of the New Preferred Securities, open market purchases or

CUSIP No.   14052H100                13D                      Page 5 of 13 Pages
         ----------------

otherwise, Common Stock of the Issuer, or may determine to sell the New Preferred Securities or Common Stock.

         In connection with the purchase by VRLP and other Investors of Original Preferred Securities, the Issuer, as successor to the Predecessor, granted to each Investor certain co-investment rights under a Co-Investment Agreement between the Issuer and each Investor in respect of certain loans and other investment that the Issuer has or develops in the future. Pursuant to the Modification Agreement, the Co-Investment Agreement terminated. In addition, under a Registration Rights Agreement between the Issuer and each Investor the Issuer granted to each Investor certain registration rights in respect of the Common Stock.

         (a)-(c); (e)-(j) Except as disclosed herein, neither VRLP nor the Trust, and to the best knowledge of VRLP and the Trust none of the persons listed in Appendix A hereto, has any plans or proposals of the types referred to in clauses (a) through (j), but excluding (d) as discussed below, of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

         (d) Steven Roth, Chairman of the Board and Chief Executive Officer of the Trust, serves on the Board of Directors of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) To the best knowledge of VRLP, there are 21,058,228 shares of Common Stock outstanding (as reported by the Issuer on its quarterly report on Form 10-Q for the quarter ended March 31, 2000). As of the date hereof, the 50,000 New Preferred Securities held by VRLP are convertible into 4,273,424 shares of Common Stock, which represent approximately 16.9% of the Common Stock issued and outstanding (this calculation includes in the number of outstanding shares the additional 4,273,424 shares of Common Stock which will be issued to VRLP upon its conversion of the Convertible Amount of the New Preferred Securities). Upon conversion of the Convertible Amount of the New Preferred Securities as described above, VRLP will have the sole power to vote or to direct the vote of the shares of Common Stock acquired by it.

         Neither VRLP (except as reported herein) nor the Trust, and to the best knowledge of VRLP and the Trust none of the persons listed in Appendix A hereto, owns any Common Stock.

         (c) During the last 60 days, the only transaction in the Common Stock effected by VRLP, the Trust, or to the best knowledge of VRLP and the Trust by any of the persons listed in Appendix A hereto, was the transaction which occurred as of May 10, 2000, as described herein.

         (d) No person other than VRLP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by VRLP.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CUSIP No.   14052H100                13D                      Page 6 of 13 Pages
         ----------------

         Except for the matters described herein, VRLP and the Trust, and to the best knowledge of VRLP and the Trust the persons listed in Appendix A hereto, have no other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -     Preferred Securities Purchase Agreement, dated as
                         of July 27, 1998, among Capital Trust, CT Convertible
                         Trust I, as issuer, and Vornado Realty L.P., EOP
                         Operating Limited Partnership, Mellon Bank N.A., as trustee for General Motors Hourly-Rate Employes Pension
                         Trust, and Mellon Bank N.A., as trustee for General
                         Motors Salaried Employes Pension Trust, as purchasers
                         (incorporated by reference to Capital Trust's Current
                         Report on Form 8-K, dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6,
                         1998).

         Exhibit 2 -     Amended and Restated Declaration of Trust, dated
                         and effective as of May 10, 2000, by the Regular
                         Trustees (as defined therein), Wilmington Trust
                         Company, as Institutional Trustee and as Delaware
                         Trustee, Capital Trust, Inc., as sponsor, and the holders, from time to time, of undivided beneficial interests in the Trust to be issued pursuant to thereto
                         (incorporated by reference to Capital Trust, Inc.'s
                         Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May 18, 2000).

         Exhibit 3 -     Amended and Restated Indenture, dated as of May 10,
                         2000, between Capital Trust, Inc. and Wilmington Trust
                         Company, as trustee (incorporated by reference to Capital Trust Inc.'s Current Report on Form 8-K, dated
                         May 18, 2000 and filed with the Securities and Exchange
                         Commission on May 18, 2000).

         Exhibit 4 -     Registration Rights Agreement dated as of July 28,
                         1998 among Capital Trust, Vornado Realty L.P., EOP
                         Operating Limited Partnership, Mellon Bank N.A., as trustee for General Motors Hourly-Rate Employes
                         Pension Trust, and Mellon Bank N.A., as trustee for
                         General Motors Salaried Employes Pension Trust,
                         (incorporated by reference to Capital Trust's Current
                         Report on Form 8-K, dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6,
                         1998).

         Exhibit 5 -     Amended and Restated Preferred Securities Guarantee
                         Agreement, dated as of May 10, 2000, by Capital Trust,
                         Inc. and Wilmington Trust Company, as Preferred
                         Guarantee Trustee (incorporated by reference to Capital
                         Trust Inc.'s Current Report on Form 8-K, dated May 18,
                         2000 and filed with the Securities and Exchange
                         Commission on May 18, 2000).

CUSIP No.   14052H100                13D                      Page 7 of 13 Pages
         ----------------

         Exhibit 6 -     Modification Agreement, dated as of May 10, 2000,
                         by and among Capital Trust, Inc., the Regular Trustees
                         (as defined therein), Vornado Realty L.P., Vornado
                         Realty Trust, EOP Operating Limited Partnership, Equity
                         Office Properties Trust, and State Street Bank and
                         Trust Company, as trustee for General Motors Employes
                         Global Group Pension Trust (incorporated by reference to Capital Trust Inc.'s Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May 18, 2000).

CUSIP No.   14052H100                13D                      Page 8 of 13 Pages
         ----------------


                                   APPENDIX A
                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                             CUSIP NUMBER 14052H100

         Set forth herein please find information concerning the Executive Officers, Trustees and Principal Shareholders of the Trust, the managing general partner of, and holder of a majority of the partnership interests in, VRLP. Such information sets forth the position held at the Trust and the present principal occupation or employment, if other than that held at the Trust, of the Trustees and Executive Officers of the Trust. Unless otherwise indicated, the principal business address of each of the Executive Officers and Trustees set forth below is Park 80 West, Plaza II, Saddle Brook, New Jersey 07663.

                         Trustees and Executive Officers

         Steven Roth is the Chairman of the Board and Chief Executive Officer of the Trust. Mr. Roth is also managing general partner of Interstate Properties ("Interstate").

         Michael D. Fascitelli is a Trustee and President of the Company.

         Russell B. Wight, Jr. is a Trustee of the Trust and a general partner of Interstate.

         David Mandelbaum is a Trustee of the Trust, a general partner of Interstate and a member of the law firm of Mandelbaum & Mandelbaum, P.C.

         Ronald Targan is a Trustee of the Trust, a member of the law firm of Schechner and Targan, P.A., and President of Malt Products Corporation of New Jersey, a producer of malt syrup.

         Stanley Simon is a Trustee of the Trust and owner of Stanley Simon and Associates, management and financial consultants.

         Richard West is a Trustee of the Trust and Dean Emeritus, Leonard N. Stern School of Business, New York University.

         David R. Greenbaum is Chief Executive Officer of the New York Division of the Trust.

         Joseph Macnow is Executive Vice President - Finance and Administration of the Trust.

         Joseph Hakim is Chief Executive Officer of Merchandise Mart Division of the Trust.

         Melvyn Blum is Executive Vice President - Development of the Trust.

CUSIP No.   14052H100                13D                      Page 9 of 13 Pages
         ----------------


                       PRINCIPAL SHAREHOLDERS OF THE TRUST

         The following table sets forth information as of April 20, 2000 (except as otherwise noted), with respect to persons who were known by the Trust to be the beneficial owner of more than 5% of the Trust's common shares of beneficial interest, par value $.01 per share (the "Common Shares") and units of limited partnership interest ("Units") of VRLP as of such date.


                                                  Number of
                                                   Shares             Percent of           Percent
                                                  and Units              All                of All
                                                 Beneficially           Shares            Shares and
Name and Address of Beneficial Owner               Owned(1)            (1)(2)(3)          Units (1)(3)
------------------------------------               --------            ---------          ------------
Steven Roth (4)(5)(6). . . . . . . . . . . .      15,870,900             18.1%               15.4%
c/o Vornado Realty Trust
Park 80 West, Plaza II
Saddle Brook, New Jersey 07663

Russell B. Wight, Jr. (4)(5)(7). . . . . . .      13,484,800             15.6%               13.3%
c/o Vornado Realty Trust
Park 80 West, Plaza II
Saddle Brook, New Jersey 07663

David Mandelbaum (4)(5). . . . . . . . . . .      13,261,998             15.3%               13.1%
c/o Vornado Realty Trust
Park 80 West, Plaza II
Saddle Brook, New Jersey 07663

Interstate Properties (4)(5) . . . . . . . .      12,943,000             15.0%               12.1%

c/o Vornado Realty Trust
Park 80 West, Plaza II
Saddle Brook, New Jersey 07663

Cohen & Steers Capital
Management, Inc. (4)(8)  . . . . . . . . . .       9,317,200             10.2%                8.7%
757 Third Avenue
New York, New York 10017

CUSIP No.   14052H100                13D                     Page 10 of 13 Pages
         ----------------

-----------------------
[FN]
(1) At any time after one year from the date of issuance (or two years in the case of certain holders), holders of Units (other than the Trust) will have the right to have their Units redeemed in whole or in part by VRLP for cash equal to the fair market value, at the time of redemption, of one Common Share of the Trust for each Unit redeemed or, at the option of the Trust, one Common Share of the Trust for each Unit tendered, subject to customary anti-dilution provisions (the "Unit Redemption Right"). Holders of Units may be able to sell Common Shares received upon the exercise of their Unit Redemption Right in the public market pursuant to a registration rights agreement with the Trust. The Trust has filed registration statements with the Securities and Exchange Commission to register certain of the Common Shares issuable upon the exercise of the Unit Redemption Right.

(2) Assumes that all Units held by the beneficial owner are redeemed for Common Shares. The total number of Common Shares outstanding used in calculating this percentage assumes that all Common Shares or Units that each person has the right to acquire within 60 days pursuant to the exercise of options or upon the exchange of Units for Common Shares are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

(3)  Assumes that all Units are redeemed for Common Shares.

(4) The number of Common Shares and Units beneficially owned is reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities.

(5) Interstate, a partnership of which Messrs. Roth, Wight and Mandelbaum are the three general partners, owns 12,943,000 Common Shares. These Common Shares are included in the total Common Shares and the percentage of class for Interstate. Messrs. Roth, Wight and Mandelbaum share voting power and investment power with respect to these Common Shares.

(6) Includes 82,900 Common Shares owned by the Daryl and Steven Roth Foundation, over which Mr. Roth holds sole voting power and investment power. Does not include 36,000 Common Shares owned by Mr. Roth's wife, as to which Mr. Roth disclaims any beneficial interest.

(7) Includes 64,800 Common Shares owned by the Wight Foundation, over which Mr. Wight holds sole voting power and investment power.

(8)  Based on Schedule 13G filed on February 10, 2000, Cohen & Steers
     Capital Management, Inc. has the sole power to vote or to direct the vote of 8,121,200 Common Shares and has the sole power to dispose or to direct the disposition of 9,317,200 Common Shares.

CUSIP No.   14052H100                13D                     Page 11 of 13 Pages
         ----------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATED:  May 18, 2000

                                   VORNADO REALTY L.P.

                                   By: Vornado Realty Trust, its
                                   managing general partner


                                   By:  /s/ Irwin Goldberg
                                        --------------------------------------
                                        Name:  Irwin Goldberg
                                        Title: Vice President, Chief Financial
                                               Officer

CUSIP No.   14052H100                13D                     Page 12 of 13 Pages
         ----------------



                                  EXHIBIT INDEX


Exhibit Number    Description

1 Preferred Securities Purchase Agreement, dated as of July 27, 1998, among Capital Trust, CT Convertible Trust I, as issuer, and Vornado Realty L.P., EOP Operating Limited Partnership, Mellon Bank N.A., as trustee for General Motors Hourly-Rate Employes Pension Trust, and Mellon Bank N.A., as trustee for General Motors Salaried Employes Pension Trust, as purchasers (incorporated by reference to Capital Trust's Current Report on Form 8-K, dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6, 1998).

2 Amended and Restated Declaration of Trust, dated and effective as of May 10, 2000, by the Regular Trustees (as defined therein), Wilmington Trust Company, as Institutional Trustee and as Delaware Trustee, Capital Trust, Inc., as sponsor, and the holders, from time to time, of undivided beneficial interests in the Trust to be issued pursuant to thereto (incorporated by reference to Capital Trust, Inc.'s Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May 18, 2000).

3 Amended and Restated Indenture, dated as of May 10, 2000, between Capital Trust, Inc. and Wilmington Trust Company, as trustee (incorporated by reference to Capital Trust Inc.'s Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May 18, 2000).

4 Registration Rights Agreement dated as of July 28, 1998 among Capital Trust, Vornado Realty L.P., EOP Operating Limited Partnership, Mellon Bank N.A., as trustee for General Motors Hourly-Rate Employes Pension Trust, and Mellon Bank N.A., as trustee for General Motors Salaried Employes Pension Trust, (incorporated by reference to Capital Trust's Current Report on Form 8-K, dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6, 1998).

5 Amended and Restated Preferred Securities Guarantee Agreement, dated as of May 10, 2000, by Capital Trust, Inc. and Wilmington Trust Company, as Preferred Guarantee Trustee (incorporated by reference to Capital Trust Inc.'s Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May 18, 2000).

6 Modification Agreement, dated as of May 10, 2000, by and among Capital Trust, Inc., the Regular Trustees (as defined therein), Vornado Realty L.P., Vornado Realty Trust, EOP Operating Limited Partnership, Equity Office Properties Trust, and State Street Bank and Trust Company, as trustee for General Motors Employes Global Group Pension Trust (incorporated by reference to Capital

CUSIP No.   14052H100                13D                     Page 13 of 13 Pages
         ----------------

               Trust Inc.'s Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May 18,
               2000).